AmerAlia, Inc.
9233 Park Meadows Dr., Suite 431 Lone Tree, CO 80124 Telephone: (720) 876 2373 Facsimile: (720) 876 2374

March 26, 2009

Mr. Chris White
Branch Chief
Securities & Exchange Commission
Division of Corporate Finance
Mail Stop 7010
Attention:	Mr. Bob Carroll

Gentlemen,

Re:	AmerAlia, Inc.
Form 10-KSB for the year ended June 30, 2008
Form 10-Q for the Quarter ended September 30, 2008
File No. 0-15474

I refer to your letter to us dated February 20, 2009.  We are pleased to tender the following information in response to the points raised.  For convenience, we reproduce here your questions and comments.

Form 10-KSB for Fiscal Year Ended June 30, 2008

1.             Tell us why you should not be considered an investment company as defined in section 3(a)(1) of the Investment Company Act of 1940.  Provide us with any analysis and calculations necessary to support your position.  We may have further comment.

Response:

Background

AmerAlia, Inc. (the “Company”), through its subsidiaries, produces and sells natural sodium bicarbonate, commonly known as baking soda, for use in a wide variety of products and activities.  Prior to May 2007, the Company was the sole shareholder of Natural Soda Holdings, Inc. (“NSHI”), which in turn owned 100% of the outstanding common stock of Natural Soda, Inc. (“NSI”).  NSI conducts our sodium bicarbonate business and holds substantially all of our operating assets.  NSI is not an investment company based on its activities, assets and income.

In May 2007, Sentient Entities converted a portion of their loans into 53.5% of the common stock of NSI and continued to own 53.5% of NSI from May 2007 to October 2008.  As part of a restructuring transaction in October 2008, NSI became a wholly-owned subsidiary of NSHI and the Company’s ownership in NSHI was reduced from 100% to 18%.

Overview

As discussed in detail below, the Company does not believe that it is an investment company for purposes of the Investment Company Act of 1940, as amended (the “1940 Act”).  The Company neither holds itself out in its public filings or otherwise as being engaged or proposing to engage in the business of investing, reinvesting or trading in securities within the meaning of paragraph (A) of Section 3(a)(1).

Prior to May 2007, the Company believes it was exempt from registration under the 1940 Act through its sole ownership of NSHI and NSI since NSI is an operating company.  Further, for the periods from May 2007 to October 2008, the Company believes it fell within the exemption provided by Rule 3a-1 because it met the 45% total asset and net income tests set forth in Rule 3a-1 and had primary control of NSI under Rule 3a-1(4).

If the restructuring transaction in October 2008 resulted in the Company meeting the technical definition of an investment company, the Company believes it is entitled to rely upon Rule 3a-2 under which the Company is deemed not to be engaged in an investment business for up to one year as a result of unusual business activity.

Period Ended October 2008

Section 3(a)(1)(A)
Section 3(a)(1)(A) of the 1940 Act defines an investment company as any issuer which is or holds itself out as being engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting, or trading in securities.

The Company did not fall into the above definition of investment company.  The Company does not hold itself out as being engaged primarily in, nor does it propose to engage primarily in, the business of investing, reinvesting, or trading in securities.  Rather, the Company, through its subsidiaries, produces and sells natural sodium bicarbonate.

Section 3(a)(1)(C)
Section 3(a)(1)(C) of the 1940 Act defines an investment company as any issuer who is engaged or proposed to be engaged in the business of …owning, holding or trading in securities, and owns or proposes to acquire investment securities having a value exceeding 40% of the value of such issuer’s total assets (exclusive of government securities and cash).  Investment securities under the 1940 Act is deemed to include all securities except… (c) securities issued by majority-owned subsidiaries of the owner which (i) are not investment companies…

Arguably, once the Company through NSHI no longer held a majority of the voting securities of NSI beginning in May 2007, it fell within the definition of Section 3(a)(1)(C).  However, the Company believes it met the exemption from the definition provided under Rule 3a-1 of the 1940 Act.

Rule 3a-1
Rule 3a-1 of the 1940 Act provides that an issuer will not be deemed to be an investment company if: (a) no more than 45 percent1 of the value (as defined in section 2(a)(41) of the 1940 Act) of such issuer's total assets (exclusive of Government securities and cash items) consists of, and no more than 45 percent of such issuer's net income after taxes (for the last four fiscal quarters combined) is derived from, securities other than: . . . (4) securities issued by companies: (i) which are controlled2 primarily by such issuer; (ii) through which such issuer engages in a business other than that of investing, reinvesting, owning, holding or trading in securities; and (iii) which are not investment companies.

45% Tests.  As of June 30, 2008, no more than 45 percent of the value of the Company’s total assets (exclusive of Government securities and cash items) consisted of, and no more than 45 percent of its net income after taxes for its fiscal year ended June 30, 2008 were derived from, securities other than those specified in Rule 3a-1(a)(1)-(4) above.  For the Staff's convenience, explanations and summary calculations supporting the Company's conclusions are set forth below.

Assets. At June 30, 2008, the Company had total unconsolidated assets (exclusive of Government Securities and cash items) of $25,366,420.  At June 30, 2008, $21,231,920, or 83.7%, of its assets related to securities other than securities set forth in Rule 3a-1(a)(1)-(4).

____________________________
1 The percentages described are determined on an unconsolidated basis, except that the issuer shall consolidate its financial statements with the financial statements of any wholly-owned subsidiaries.

2 Control” is defined in Section 2(a)(9) of the 1940 Act in relevant part as “the power to exercise a controlling influence over the management or policies of a company, unless such power is solely the result of an official position with such company”. Any person who owns beneficially, either directly or through one or more controlled companies, more than 25 per centum of the voting securities of a company shall be presumed to control such company. Any person who does not so own more than 25 per centum of the voting securities of any company shall be presumed not to control such company.

Net Income. For the fiscal year ended on June 30, 2008, the Company had a net loss (before and after taxes) of $46,352,377.  At June 30, 2008, the Company had no net income after taxes for its fiscal year ended June 30, 2008 related to securities other than securities set forth in Rule 3a-1(a)(1)-(4).  In DRX, Inc. SEC No-Action Letter (June 28, 1988), the Staff discussed the application of Rule 3a-1 in the context of an issuer with a net loss.  “While the rule quantifies these two factors [the asset and income test], suggesting that the rule is mechanical in its application, we believe that the Commission's intent was to focus on activities that generate revenue for the company. Whether the net result is positive or negative, the purpose is to review the company's day-to-day activities by looking at its sources of income. The mere existence of a net loss does not eliminate the importance of determining whether a company's activities are primarily related to investing in securities or operating a business.

Treatment of NSI under Rule 3a-1(a)(4).  Since the Company, through NSHI, owned 46.5% of NSI, the Company is presumed to control NSI under Section 2(a)(9) of the 1940 Act.  For the reasons described below, the Company believes that it also primarily controlled NSI under Rule 3(a)-1.  In order to satisfy Rule 3a-1(a)(4), NSI must be: (i) controlled primarily by the Company; (ii) an entity through which the Company engages in a business other than that of investing, owning, holding or trading in securities; and (iii) an entity which is not an investment company.

In Health Communications Services, Inc., SEC No-Action Letter (Apr. 26, 1985), the Staff stated that in order to primarily control an entity, “the degree of the issuer’s control must be greater than that of any other person.”  This determination is essentially one of fact.  While the majority of NSI’s outstanding securities were held by a third party, Sentient USA Resources Fund LP (“Sentient”) between May 2007 and October 2008, the Company primarily controlled NSI in the following manner:

•	The Company’s officers were the sole officers of NSI, who were responsible for the day to day business operations and business decisions of NSI.
•	The Company’s chief executive officer was one of the two directors on the Board of Directors, Sentient appointed the other director.
•	NSI’s properties and operations are located in the U.S.; all Sentient representatives are based outside the United States and did not participate in management of NSI on a day-to-day basis.
•	Finally, appointment of the board of directors and all significant corporate decisions required the approval of both the Company and Sentient.

From March 2004 through October 2008, the Company was a party to Securityholder Agreement (the "Agreement") with Sentient.  Pursuant to the Agreement, the board of directors of NSI was to comprise the same individuals as the board of directors of NSHI.  The Agreement provided that the board of directors of NSHI would comprise the following:

•	two persons nominated by the Sentient Entities who shall be reasonably acceptable to AmerAlia,
•	two persons nominated by the Company who shall be reasonably acceptable to the Sentient Entities, and
•
one person who shall be an industry representative not affiliated with the Company, NSHI or the Sentient Entities who shall be nominated by any securityholder and reasonably acceptable to the Company, NSI and the Sentient Entities.

Therefore, neither the Company nor the Sentient Entities had the right to designate a majority of the board of directors.

In addition, the Agreement provided that the following actions required the approval of two-thirds of the directors (meaning that if each party appoints two individuals, neither the directors designated by the Company nor the directors designated by Sentient Entities can approve these actions without the approval of at least one of the directors designated by the other):

•	approval of the annual budget and any amendment thereto;
•	merge, reorganize, or consolidate with or into another person;
•
transfer 5% or more of the value of NSI's assets outside of the ordinary course of business (which limitation does not prevent NSI from selling its inventory or replacing or upgrading its equipment in the ordinary course of business);

•	borrow funds in any material amount;
•	enter into any material agreement with an affiliate, regardless of the terms of such agreement;

•	declare or pay any dividends on its capital stock;
•	approve amendments to any other agreement entered into between the Company, NSHI and NSI;
•	issuance of any shares of common stock or any series of preferred stock of NSI (or options, rights, or warrants to acquire common stock, or any series of preferred stock) to any person;
•	approve amendments to agreements with any lender other than those administrative or ministerial in nature;
•	approve a filing under the United States Bankruptcy Code or seek a receivership under any state law;
•	vote to amend the articles of incorporation or bylaws of NSI, or vote to liquidate or dissolve NSI;
•	vote to redeem any outstanding capital stock of NSI;
•	vote to change the terms of any employee benefits, or the change the terms of any employment contract between NSI and any officer of NSI; and
•	Waive any corporate opportunity presented to the board of directors.

Therefore, despite the fact that Sentient had a greater percentage of voting securities in NSI, Sentient and AmerAlia were essentially equal partners in terms of voting control and board representation with each of them having veto power over the other.  In addition, because AmerAlia supplied the officers of NSI and Sentient did not have the right to remove them (since AmerAlia could essentially block such an action), AmerAlia had greater control of NSI than Sentient despite Sentient’s greater voting percentage in NSI.

Conclusion

Based on the Company having primary control of NSI within the meaning of Rule 3a-1(a)(4) and meeting the 45% net asset and net income tests under Rule 3(a)-1, the Company believes that it met the exemption under Rule 3a-1 and, therefore, was not an investment company under the definitions under the 1940 Act from May 2007 through October 2008.

Period Commencing October 2008

Rule 3a-2 of the 1940 Act provides in relevant part that inadvertent or transient investment companies will not be treated as investment companies subject to the provisions of the 1940 Act provided the issuer has the requisite intent to be engaged primarily, as soon as reasonably possible (and in any event by the termination of one year), in a business other than that of investing, reinvesting, owning, holding or trading in securities and that such intent is evidenced by the issuer’s business activities and appropriate resolution of the board.

Following the restructuring transaction that occurred October 2008, the Company is relying upon the exemption provided by Rule 3a-2.

Our Sodium Leases and Operations, Page 5

2.             We note your disclosure that a third-party report states “Shale-Oil resources for the Saline zone under the lease are between 12 and 14 billion barrels.”  We also note from your disclosure on page 16 that “at present, the policy of the US Government and the lack of regulations preclude us from applying for an oil shale lease.”  Please remove any disclosure related to estimated reserves from your filings as it does not comply with Item 102(5) of Regulation S-K.

Response:

It is believed that the Piceance Creek Basin, where our leases are located, holds a significant amount of oil shale.  As described in our annual report, the BLM has issued five research oil shale leases.  There is currently no process in place for issuing additional oil shale leases.  The Department of Interior recently issued rules for applying for additional research and development leases and then rescinded those proposed rules.

We believe, based on third party reports, that some of our sodium leases are intermingled with significant amounts of oil shale.  If the Department of Interior issues new rules for applying for research leases, we may apply for a research lease to determine whether we have a process for economically extracting the oil shale on a commercial basis.

Since the exploitation of natural resources is a goal of the Company, we believe it is important to alert our shareholders to the existence of oil shale resources in the region of the Piceance Creek basin even though we do not have any rights to extract oil shale resources, even those we believe are intermingled with our sodium bicarbonate resources.  We have not conducted any studies or exploration to confirm their existence, nor even attempted to confirm the viability of recovering oil from oil shale.

In response to the Staff’s comment, in future filings we will move the reference to our shale oil resource from page 5 to page 16 and will provide the following disclosure:

“In the Cole report described on Page 5 of this report, the report states “Shale-Oil resources for the Saline zone under the lease are between 12 and 14 billion barrels.”  The Saline zone sits under one of our sodium bicarbonate leases from the BLM.  We have not conducted any additional studies on oil shale resources on this specific lease nor the Rock School lease or the other Wolf Ridge leases.

We currently do not have the right to evaluate or extract these oil shale resources and the Department of Interior does not have any current rules for applying for a lease to evaluate or extract these resources, even on a research basis.  If the Department of Interior issues rules for applying for oil shale research leases, we may apply for a lease to evaluate these oil shale resources to determine whether we can extract the oil shale on a commercially viable basis.  The Department of Interior may never issue new rules for leases to evaluate or extract oil shale and if they do, we may not qualify for such a lease.”

Consolidated Statements of Stockholders’ Equity (Deficit), page F-7

3.             Please expand your disclosures and tell us the nature of the $9.9 million related party contribution to capital on debt settlement.

Response:

In the footnotes to the financial statements in its filing on Form 10-Q for the Quarter ended December 31, 2008, we reported on this transaction in more detail but we shall revise the footnote in future filings as follows:

“In June 2007 the Company’s debt to the Bank of America was repaid by the Mars Trust under a guaranty agreement with the Mars Trust.  Consequently, the Company recognized a related party contribution to capital of $9,938,022.   The Mars Trust held a right to indemnification from the Company under the guaranty agreement.  Sentient acquired this indemnification right from the Mars Trust along with various other debts and shares in August 2007.  Any potential claim on the Company under the indemnification right was extinguished at the first closing of the restructuring agreement.”

Note 1a-General Development of the Business, page F-10

4.             We note your consolidated financial statements present the consolidated financial s of AmerAlia, NSHI and its 46.5% owned subsidiary, NSI “primarily because NSI represents AmerAlia’s principle business activity; management and oversight of NSI are under the direction of officers and directors of AmerAlia; and consolidation is more informative to the reader of the financial statements.”  Citing the appropriate accounting literature, specifically tell us and disclose why it is appropriate to consolidate the financial results of NSI when it appears you do not have a controlling interest in the entity as of June 30, 2008.  Further, tell us and disclose why it is appropriate to reflect Sentient Entities’ 53.5% ownership as minority interest on the balance sheet.

Response:

In making this decision the Company sought to determine the best and most meaningful presentation of AmerAlia’s less than majority interest so that it could provide the most comprehensive disclosure to readers of its financial statements.   We considered the following:

SFAS 160	“Non-controlling Interests in Consolidated Financial Statements”
EITF 96-16	“Investor’s accounting for an investee when the investor has a majority of the voting interest but the minority shareholders have certain approval or veto rights.”
ARB 51	“Consolidated Financial Statements (as amended)”
SFAS 94	“Consolidation of all majority owned subsidiaries”

In particular, we considered the six factors identified in EITF 96-16 and their applicability in our case.  We decided there was a weight of argument in favor of the proposition that AmerAlia had significant participating rights because of its particular involvement in the decisions that occur as part of the ordinary course of business and which were significant factors in directing and carrying out the activities of the business.

If its participation as a minority holder is its only business activity and if the contribution of its expertise is a critical ingredient to the conduct of that enterprise, then there is an argument that the minority should consolidate while reporting the interest held by the majority owner.  In addition, we noted that apart from relying on the management expertise contributed by AmerAlia, Sentient’s position as an equity holder was conflicted and constrained by its dominant position as a lender

Thus, we believe that on balance the weight of these arguments supported the proposition that readers of AmerAlia’s financial statements were best served if AmerAlia consolidated NSI and NSHI.

Note 7-Engineering Drawings and Equipment Held, page F-18

5.             We note your disclosure related to your engineering drawings in the amount of $1.9 million and equipment held and not yet in service in the amount of $3.2 million.  We also note these assets have been reflected in your balance sheet since June 30, 2006 with no impairment being recorded.  Tells us and disclose in further detail your consideration of FAS No. 144 and how you have concluded these assets are not impaired.

Response:

In conducting its impairment analysis of these assets, AmerAlia’s management considered many factors including:
•
the investment objectives of the Company and its financial partner, Sentient, that include consolidating NSI’s position as a low cost producer of sodium bicarbonate and then to grow the business by capitalizing on this low cost advantage;

•	the proposed recapitalization of the company and its subsidiaries under which many lenders would exchange their debts for equity (which has since been accomplished);
•	the scale of the resource available to the company for recovery of sodium bicarbonate in accordance with the BLM approved mine plan;
•	the likelihood of the drawings and plant and equipment being used as part of an expansion of the operational facilities;
•	independent appraisals supporting the book value of the plant and equipment and
•	advice received from consulting engineers about the usability of the drawings and equipment in plant expansion.

Consequently, after considering these factors and the requirements of FAS 144, we determined that no impairment charge was necessary in the fiscal years ended June 30, 2007 or 2008.

Note 10-Due to Related Parties, page F-19

6.             We note your accrued interest and contingent interest due on various promissory notes and debentures issued to Sentient entities in the amount of $49.9 million.  We also note from your Management’s Discussion and Analysis on page 29 that you recognized $41.3 million in interest expense in February 2008 due to the recognition at maturity of the Series B1 Debentures of an obligation to pay contingent interest.  Tell us and disclose in your footnotes the terms of the contingent interest on the Series B1 Debentures and why it was recognized in February 2008 as opposed to over the term of the related debentures.

Response:

The obligation to pay contingent interest to the Sentient entities was subject to a number of conditions.  The Company last reported these conditions in its 2005 Form 10-K at page 13:

“Contingent Interest shall be paid on the amounts represented by the Series B1 Debentures to the Sentient Entities only (a) on the Maturity Date of the Series B1 Debentures, if owed, subject to the achievement of the contingencies described below, (b) without regard to the contingencies described below, if the Company prepays any of the Series B Debentures, and (c) without regard to the contingencies described herein, upon the declaration of a default pursuant to the Series B Debentures.  Contingent Interest shall not be payable if the Adjusted EBITDA of the Company is less than $500,000 for the 12 month period prior to the Maturity Date; provided, however, that if the Adjusted EBITDA is less than $500,000, then if the Adjusted EBITDA of the Company is in excess of $1,000,000 in the aggregate for a 36 month period immediately prior to the Maturity Date, the Contingent Interest shall be due and payable on the Maturity Date.”

The Company did not meet any of these qualifying conditions to pay contingent interest until it met the last condition of having Adjusted EBITDA in excess of $1,000,000 in the aggregate for a 36 month period immediately prior to the Maturity Date.  The Maturity Date of the debentures was February 18, 2008 and so the Company recognized the additional liability at that time.  We shall expand our disclosure in the footnotes to our financial statements in future filings to include this additional information.

Note 20-Exchange and Issuance of NSI Common Stock for Debt Obligations and Related “Minority Interest, page F-24.

7.             We note Sentient converted certain outstanding loans in May 2007 into common shares of NSI.  Your disclosures state the transactions resulted in a combined loss on settlement of debt and minority interest of $15 million.  In order to understand your accounting for these transactions, please tell us whether the converted loans were originally with NSI, the basis for calculating the loss on conversion and where this loss was recorded.  In addition, it appears that since Sentient’s ownership of NSI increased to majority ownership or 53.5% as a result of these transactions, the recognition of minority interest on the books of AmerAlia is no longer appropriate.  Please provide us with sufficient detail to understand the basis of your accounting.

Response:

We shall modify this footnote in future filings as follows to better explain this event:

“Sentient lent $1,000,000 to NSI in November 2005.  As part of the loan, Sentient received the option, at its discretion, to convert the loan and accrued interest to 4.5% of NSI’s equity.  In addition, NSHI had previously issued Series B2 Debentures with a principal value of $9,700,000 to Sentient that with accrued interest was exchangeable for 49% of NSI’s equity held by NSHI.  On May 31, 2007, Sentient exercised this right to convert the $1,000,000 loan and $630,563 of accrued interest thereon to 4.5% equity in NSI and to exchange its Series B2 Debentures and accrued interest of $2,063,080 for an additional 49% of NSI’s equity.   As a result of these transactions, Sentient owned 53.5% of the equity in NSI and NSI had extinguished debt with total principal and interest equal to $13,393,643.  NSI’s equity at May 31, 2007 was $28,459,706 so that 53.5% of this amount equaled $15,225,943, the value of Sentient’s minority interest at that time.  Since the value of Sentient’s equity in NSI was more than the amount of debt owed to Sentient by NSI, the Company recognized a loss on the extinguishment of debt equal to difference in value.  The resulting loss on extinguishment of debt was $1,832,300.

Subsequently, after providing for the minority interest of $42,121 for the month of June, the value of the minority interest was reduced to $15,183,822 at June 30, 2007.”

The accounting journal entries at June 30, 2007 including the minority interest for the month of June were:

	DR	CR
Common stock	13,393,643
Loss on extinguishment of debt	1,832,300
Minority interest in net loss (IS)		42,121
Minority interest (BS)		15,183,822
	15,225,943	15,225,943

Our Sodium Leases, Page 5 & 6

8.             We note you refer to resources estimates and use terms such as measured, indicated, and inferred mineral resource, drill indicated, and or geological resources in reference to quantity estimates for the Piceance Creek basin, Shale-Oil resources, estimated in-situ resources of nahcolite and dawsonite, and estimated inferred resources for your lease area.  The provisions in Industry Guide 7 preclude the use of any terms other than proven or probable reserves for disclosure in SEC documents.  Please remove all resource terminology and the associated quantity and quality estimates from your filing.

Response:

Our company first acquired its interest in the Piceance Creek basin in 1992 when it assumed a contractual obligation to develop the Rock School lease.  Subsequently, we acquired the neighboring operations, assets and liabilities from White River Nahcolite Minerals in 2003.  In all that time, we have sought to present these interests in perspective by reference to published authoritative third party reports that describe the nature, extent and significance of the resources contained within the Piceance Creek basin and within our lease boundaries.   We reviewed these matters with SEC staff in 2005 when we provided supplementary information including copies of the Cole report referenced on page 5 and the Cole, Daub & Weston report referenced on page 6 of our annual report.  At that time we agreed with SEC staff that we would more clearly identify these two reports as expert third party authorities as the sources of this information.  We also agreed with SEC staff to desist from using terms such as “reserves” and to use the term “resource” instead.

During FY2006 we received the completed report of a study commenced in December 2004 and we included a discussion of the findings in that year’s annual report in an effort to provide fuller disclosure and information about our properties.  In future filings, we will update the information as reported from the Darling report in a manner that is consistent with SEC guidelines.

9.             Please disclose the information required under paragraph (b) of Industry Guide 7 for all your material properties listed under this heading.  For any properties indentified that are not material, please include a statement to that effect, clarifying your intentions.  For each material property, include the following information:

•	The location and means of access to your property, including the modes of transportation utilized to and from your property.
Response:             See Figure 2, page 6; paragraphs 3 and 5 on page 9.

•	Any conditions that must be met in order to obtain or retain title to the property, whether you have surface and/or mineral rights.
Response:             See paragraph 4 on page 7.

•	A brief description of the rock formations and mineralization of existing or potential economic significance on the property.
Response:             See paragraph 2 on page 7.

•	A description of any work completed on the property and its present condition.
Responses:           See page 8 “The Plant” and “Production Cavities and Solution Mining”

•	The details as to modernization and physical condition of the plant and equipment, including subsurface improvements and equipment.

Responses:           See page 8 “The Plant” and “Production Cavities and Solution Mining”

•	A description of equipment, infrastructure, and other facilities.
Responses:           See page 8 “The Plant” and “Production Cavities and Solution Mining”

•	The current state of exploration of the property.
Responses:           See page 8 “The Plant” and “Production Cavities and Solution Mining”

•	The total costs incurred to date and all planned future costs.
Responses:           See page 8 “The Plant” and “Production Cavities and Solution Mining”

•	The source of power and water that can be utilized at the property.
Responses:           The information about our water supply for operations is discussed in paragraph 3 on page 13.  While the other information has been provided in previous annual reports, it is not currently included.  This will be included in subsequent filings.

•	If applicable, provide a clear statement that the property is without known reserves and the proposed program is exploratory in nature.
Response:             Not applicable.

You may refer to Industry Guide 7, paragraphs (b) (1) through (5), for specific guidance pertaining to the foregoing, available on our website at the following address:  www.sec.gov/about/forms/industryguides.pdf.  In addition, a description of your well field, drilling pattern and pumping rates would be helpful.

In response to the Staff’s comment, as shown above, we have provided the required disclosure throughout our annual report.

In addition, we will provide additional disclosure in our future filings to provide information related to the total costs incurred to date and all planned future costs and the source of power that can be utilized at the property.

10.           We note you are recovering sodium bicarbonate for which you have authorization to recover up to approximately 300,000 tons of sodium bicarbonate.  Please disclose your total production to date in regards to this permitted amount and your annual production for the last three years as required by Regulation S-K, Instructions to Item 102, Part 3.

Response:

The quantity of sodium bicarbonate we are authorized to recover varies. As we establish new cavities in consultation with the BLM there is an increase in our authorized recovery.  Meanwhile, as we recover product through solution mining the remaining balance diminishes.  The following table illustrates this process for the last three years:

Authorized Recovery (tons)
Year ending	Additions	Production	Balance
December 31, 2005			425,493
December 31, 2006	-	(98,740)	326,753
December 31, 2007	-	(99,065)	227,688
December 31, 2008	150,000	(102,515)	275,173

There is a process that governs the establishment of new wells and the recovery of sodium bicarbonate from those wells.  Our operations are founded upon a Mine Plan previously agreed with the BLM in 1996 that gives us permission to mine 220 tons per established linear foot of cavity.  Practically, our horizontal drilling is limited to approximately 1500 feet. Consequently the maximum recovery per cavity is about 330,000 tons. The actual permitted recovery is dictated by actual horizontal well length.  This plan is designed to recover sodium bicarbonate from an interval of nahcolite averaging 30 feet thick known as the Boies Bed at an approximate depth of 1,900 feet as discussed on page 7 of the annual report.  As the need for an additional cavity arises, the company proposes a new cavity in accordance with the mine plan and after a process of consultation the BLM authorizes the recovery of an amount of additional sodium bicarbonate.  Consequently, the company is able to maintain its operations and retain its access to the resource.

We will add the above table to our future filings to provide disclosure of our production and remaining permitted amount.

Our Oil Shale Potential, Page 16

11.           We note your disclosure in this section, referring to oil shale research leases adjacent to your sodium bicarbonate operations and other mineral properties that exist in the proximity of your property.  Such disclosure may cause investors to infer that your property also has commercial mineralization, because of its proximity to these mines and properties.  Please describe only geology, history, or exploration results that are directly related to the properties that your company has the right to explore or mine.  Accordingly, we believe that you should remove information about any mines, prospects, adjacent or analogous properties, deposits, occurrences, or exploration activities by other companies operating in or near your properties and instead focus the disclosure solely on your company’s property.

Response:

See our response to Item 2 above which addresses this issue

General Development of the Business, page F-10

12.           As the company does not have a “reserve”, it must be in the “exploration stage,” as defined by Industry Guide 7(a)(1) and (a)(4)(i) respectively.  Exploration stage companies are those issuers engaged in the search and evaluation of mineral deposits, which are not engaged in the development of reserves or engaged in production.  Please remove all references in the document that use the term “development”, “mining” or “mining operations,” or any term that can imply mineral production, such as operations.

Response:

Our company and its predecessors have been recovering sodium bicarbonate from this site using the process of solution mining since 1992.   The Company and its subsidiaries have not been exploration stage companies since the Company acquired the White River assets in 2003 through NSI and began commercial production of sodium bicarbonate.  In our response to Comment 10, we have listed our total production over the last 3 years.  We will delete the following paragraph from page F-10 of our future filings to avoid any potential confusion:

“The Company had been a development stage company since July 1, 1992 and exited the development stage on June 30, 2003.  The Company exited the development stage and began planned principal operations with the purchase of the assets and related liabilities of WRNM on February 20, 2003.”

Closing Comments

We acknowledge:
•	the Company is responsible for the adequacy and accuracy of the disclosures in the corporate filings,
•	we understand that SEC staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings, and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely

/s/ Robert van Mourik
CHIEF FINANCIAL OFFICER